082-01961

MARKS &
SPENCER

Waterside House
35 North Wharf Road
London W2 1NW
Tel. 020 7935 4422
www.marksandspencer.com

[redacted]

08000880

Mr. Paul Dudek
Chief, Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States

SEC Mail
Mail Processing
Section
FEB 21 2008
Washington, DC
109

SUPPL

Date 21 February 2008

Dear Sir

Marks and Spencer Group p.l.c. (the "**Company**") is hereby amending its application for an exemption under Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "**Exchange Act**"), originally set forth in a letter to the Securities and Exchange Commission (the "**Commission**") dated 20 December 2002. The Company intends to publish henceforth the information required to be furnished under Rule 12g3-2(b)(1)(iii) under the Exchange Act on its Internet website and hereby informs the Commission pursuant to Rule 12g3-2(f) under the Exchange Act that the address of its Internet website is http://www.marksandspencer.com/thecompany

Please let me know if you wish to discuss anything arising from this letter.

Yours sincerely

G. Oakley

Graham Oakley
Group Secretary

PROCESSED
FEB 26 2008
THOMSON
FINANCIAL

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END